Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 18, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares (collectively, the “Letters of Transmittal”) and any amendments or supplements to the Offer to Purchase or Letters of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making or acceptance of the Offer would not be in compliance with the laws of such state or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any state and extend the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock (Including the Associated Rights)

of

Vocus, Inc.

at

$18.00 Net Per Share

by

GTCR Valor Merger Sub, Inc.

a wholly owned subsidiary of

GTCR Valor Companies, Inc.

GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”) of Vocus, Inc., a Delaware corporation (“Vocus”), and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus (“Rights”) pursuant to the Rights Agreement, dated as of May 13, 2013, as amended, by and between Vocus and American Stock & Transfer Company, LLC, as rights agent (each share of Common Stock together with the associated Rights are referred to herein as a “Share” and, collectively, as the “Shares”), including Shares subject to forfeiture restrictions, repurchase rights, or other restrictions under Vocus’s equity plans (the “Restricted Shares”), at a price of $18.00 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to American Stock Transfer & Trust Company, LLC, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letters of Transmittal, transfer taxes on the sale of Shares in the Offer. However, U.S. federal income tax backup withholding (currently 28%) may be required with respect to Shares (other than Restricted Shares held by current or former employees of Vocus (the “Employee Restricted Shares”)) unless an exemption applies and is properly demonstrated to the Depositary or unless the required taxpayer identification information and certain other certifications are provided to the Depositary. See the section titled “Important Tax Information” in the Letter of Transmittal for Shares. In addition, if Vocus fails to deliver a non-United States real property holding corporation certificate to Parent in a timely manner, the Depositary will be instructed to deduct and withhold from cash payable to each non-U.S. stockholder all such amounts required to be withheld under applicable tax law. See Section 5—“Certain Material U.S. Federal Income Tax Consequences” of the Offer to Purchase. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Vocus. Following completion of the Offer, the Purchaser intends to effect the Series A Purchase and the Merger (each as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M., NEW YORK

CITY TIME ON FRIDAY, MAY 16, 2014 UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares, that together with the Shares, if any, owned, directly or indirectly, by Parent or the Purchaser, (x) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) after giving effect to the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined below), if any, represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon exercise of options as to which valid notices of exercise have been received before the expiration of the Offer and for which Shares have not been issued (the “Minimum Condition”). The Minimum Condition is determined without regard to Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement of such guarantee and may not be waived by the Purchaser without Vocus’s prior written consent. In addition to the Minimum Condition, the Offer is subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, (i) the receipt by Parent of proceeds under a debt commitment letter (the “Debt Commitment Letter”), dated April 6, 2014, from Jefferies Finance LLC (the “Debt Financing Source”), pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Source has committed to lend the amounts set forth in the Debt Commitment Letter to Parent (the “Debt Financing”) for the purpose of funding the transactions contemplated by the Merger Agreement (as defined below) or the Debt Financing Source has confirmed to Parent or the Purchaser that the Debt Financing will be funded in accordance with its terms at the completion of the Offer and the Merger (as defined below), subject only to the satisfaction or waiver of the conditions to the Offer and the Merger and the funding of the equity financing required to complete the Offer and the Merger, (ii) the completion of the 15 consecutive business day marketing period for the Debt Financing, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) there not being any law or any order by a governmental authority prohibiting the completion of the Offer or the other transactions contemplated by the Merger Agreement, and (v) since April 6, 2014, no material adverse effect on Vocus having occurred, which is continuing. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2014 (the “Merger Agreement”), by and among Parent, the Purchaser and Vocus. Under the Merger Agreement, after (i) the completion of the Offer, (ii) the purchase by the Purchaser of all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Vocus (including the associated Rights, the “Series A Preferred Stock”), at a price per share of $77.30 (the “Series A Purchase”) pursuant to the Stock Purchase, Non-Tender and Support Agreement, dated as of the April 6, 2014, by and among Parent, the Purchaser and JMI Equity Fund VI, L.P. and (iii) the satisfaction or waiver of all of the conditions to the Merger, the Purchaser will be merged with and into Vocus, with Vocus surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Parent, the Purchaser or their subsidiaries, or by Vocus as treasury stock or by Vocus stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest and subject to any withholding of taxes required by applicable law. The Merger Agreement is more fully described in Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase.

The board of directors of Vocus has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Series A Purchase and the Merger, are fair to, advisable and in the best interests of Vocus and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders (other than stockholders tendering Employee Restricted Shares). Payment for Employee Restricted Shares will be transmitted to Vocus, and Vocus will then distribute such funds through its payroll system, reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to such Employee Restricted Shares. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) for certificated Shares, the certificates for such Shares, together with the Letter of Transmittal for Shares or the Letter of Transmittal for Employee Restricted Shares, as applicable, (or, in either case, a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal for Shares or the Letter of Transmittal for Employee Restricted Shares as applicable, (ii) in the case of a tender of unrestricted Shares effected pursuant to the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, a timely transfer of the Shares through book-entry transfer, as applicable, into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) and the Letter of Transmittal for Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal for Shares, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, (iii) for uncertificated Employee Restricted Shares, the Letter of Transmittal for Employee Restricted Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal for Employee Restricted Shares and (iv) for uncertificated Restricted Shares held by stockholders who are not current or former employees of Vocus, the Letter of Transmittal for Shares (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal for Shares.

Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the expiration of the Offer, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Vocus, the Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares sought to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) impose conditions of the Offer other than or in addition to the conditions described in Section 14—“Conditions of the Offer” of the Offer to Purchase; (vi) amend any of the conditions of the Offer described in Section 14—“Conditions of the Offer” of the Offer to Purchaser in a manner adverse to the holders of Shares (including to make any condition more onerous); (vii) extend the expiration of the Offer other than in accordance with the Merger Agreement or provide a “subsequent offering period”; or (viii) amend or supplement any other term of the Offer in a manner adverse to the holders of Shares.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may, without Vocus’s consent, extend the Offer for (x) one or more periods of up to five business days in total if all of the conditions of the Offer have been satisfied and the proceeds of the Debt Financing have not actually been received by the Purchaser on the previously scheduled expiration date of the Offer, or (y) one period of up to five business days if the sole then unsatisfied condition to the Offer is the Minimum Condition. The Purchaser is required by the Merger Agreement to extend the Offer (i) to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff; (ii) if the sole then unsatisfied condition to the Offer is the Minimum Condition and Vocus requests that the Purchaser extend the Offer, then for up to 30 business days (but in no event later than July 7, 2014) as requested by Vocus; (iii) for one or more periods of up to five business days each until July 7, 2014, if at the expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived; and (iv) for one or more periods of up to five business days each until October 6, 2014 if on or after July 7, 2014 all of the conditions of the Offer have been satisfied or waived by Parent and the Purchaser, other than the conditions with respect to (i) any applicable waiting period under the HSR Act having expired or terminated or (ii) there being no antitrust law or order prohibiting or making illegal the completion of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Any public announcement of an extension of the Offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

If, at the expiration of the Offer, all of the conditions of the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer.

Pursuant to the Merger Agreement, Parent and the Purchaser have the option (the “Top-Up Option”), exercisable following the Purchaser’s acceptance for payment of Shares in the Offer, to purchase additional Shares from Vocus at a price per Share equal to the Offer Price, but not less than the number of Shares necessary to cause Parent and the Purchaser to own at least 90% of the Shares outstanding immediately after the issuance of Shares pursuant thereto. Additionally, at any time at or after the Series A Purchase, Vocus may, subject to certain limitations, require Parent or the Purchaser to exercise the Top-Up Option. If following the acceptance for payment of Shares in the Offer and the Series A Purchase Purchaser owns at least 90% of the then outstanding shares of each class and series of capital stock of Vocus, then the Purchaser will cause the Merger to be effected without a meeting of the stockholders of Vocus, subject to compliance with the provisions of Section 253 of the General Corporation Law of the State of Delaware and the satisfaction or waiver of any conditions to the Merger.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the expiration of the Offer and, unless already accepted for payment by the Purchaser in the Offer, may also be withdrawn at any time after June 16, 2014. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer of unrestricted Shares as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the expiration of the Offer. All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Purchaser.

The receipt of cash in exchange for unrestricted Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the exchange of Restricted Shares, the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a summary of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Certain Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Vocus has agreed to provide the Purchaser with Vocus’s security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial owners of the Shares for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letters of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letters of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letters of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

April 18, 2014